Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces enhanced share buyback program
Commits to $300 million over remainder of 2022 and 75% of excess cash in 2023 and 2024

Maintains quarterly dividend while protecting balance sheet and liquidity

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, September 19, 2022 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) is pleased to announce that it is launching a new, enhanced share buyback program. The Company’s Board of Directors and management believe Kinross’ shares offer the best return available on shareholders’ capital and therefore have decided to allocate a more substantial portion of cash available to share buybacks to enhance per-share metrics and improve shareholder returns.

This announcement follows constructive discussions with Elliott Investment Management LP (“Elliott”) as well as a number of the Company’s other shareholders. Elliott is supportive of the enhanced buyback program, which is designed to achieve a shared objective of unlocking value for shareholders.

The strength of Kinross’ business coupled with its investment grade balance sheet allow it to allocate additional funds to share buybacks while also reinvesting in its business and maintaining a strong credit profile. The Company is maintaining its quarterly dividend.

Key elements of the enhanced buyback program

Under the new program Kinross will:

•	Buy back $300 million in shares over the remainder of 2022.
•	In 2023 and 2024, allocate 75% of its excess cash (defined as free cash flow after paying interest and dividends) to share buybacks.

Kinross’ approach to the enhanced buyback program will ensure the buyback is affordable and sustainable, protecting Kinross’ strong balance sheet and capacity to continue investing in its business.

•	Buybacks in 2023 and 2024 will only take place if net leverage is below the current LTM (last twelve months) net leverage ratio of 1.7:1.
•	In addition, the Company would intend to temporarily pause buybacks in case of a ratings downgrade, major operational disruptions or a significant drop in gold price.

CEO Commentary:

J. Paul Rollinson, President and CEO, commented, “Management met with Elliott a number of times to discuss its views on capital allocation and value creation. We share a common view that our shares offer a highly compelling investment opportunity and as a result believe that a more substantial share buyback program is a highly attractive use of excess cash. Our Board of Directors and management team believe that this enhanced buyback program is affordable, enables us to sustain our dividend and is a responsible allocation of capital that does not compromise our balance sheet or our ability to fund our business and advance our impressive pipeline of growth projects. Elliott is an experienced mining sector investor and its support for Kinross and this program further validates our view that Kinross shares offer the market a compelling investment opportunity.”

Elliott Commentary:

Elliott Portfolio Manager Mark Cicirelli stated, “We have appreciated our constructive dialogue with the Kinross management team, and we believe the enhanced buyback program announced today demonstrates their commitment to shareholders and to unlocking shareholder value. Kinross today possesses a high-quality, Americas-focused portfolio with strong potential for future growth through Great Bear, yet it trades at a significant discount to both its peers and to the value of its assets. We believe that with this new capital-allocation framework, Kinross is taking a major step toward closing that gap and realizing the upside potential in its stock. We look forward to continuing our engagement with the Company.”

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Samantha Sheffield

Manager, Corporate Communications

phone: 416-365-3034

samantha.sheffield@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including but not limited to any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the continued declaration and payment of the Company’s dividends; the size and sustainability of the planned share buyback program; any impacts, value or returns to shareholders as a result of the announcement contained in this news release; and the future of the Company’s liquidity, balance sheet and credit ratings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic, legislative and competitive risks and uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in value of our assets; changes in various market variables, such as inflation, interest rates, foreign exchange rates, lease rates, or global fuel prices,; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); operating or technical difficulties in connection with mining, development or refining activities; or adverse changes in our credit ratings. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022, and the “Cautionary Statement on Forward-Looking Information” in our news release dated July 27, 2022, to which readers are referred and which are incorporated by reference in this news release, all of which qualify any and all forward-looking statements made in this news release. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

All dollar amounts are expressed as U.S. dollars, unless otherwise noted.

Source: Kinross Gold Corporation

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